EXHIBIT 21.1

SUBSIDIARIES OF BUCKHEAD COMMUNITY BANCORP, INC.

Subsidiary	State of Incorporation	Names under which the Subsidiary does Business(1)
1. The Buckhead Community Bank	Georgia	a. Buckhead Community Bank b. Alpharetta Community Bank c. Johns Creek Community Bank d. Midtown Community Bank e. Sandy Springs Community Bank

(1)

The Buckhead Community Bank is in the process of opening a new branch location in Atlanta, Cobb County, Georgia. When open, this branch will do business as “Cobb Community Bank.” This new branch is projected to begin doing business in the second half of 2007.